UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

BioMarin Pharmaceutical Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09061G101

(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Capital LLC

Samuel D. Isaly

767 Third Avenue

New York, NY 10017

Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Stephen M. Besen, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Telephone: (212) 848-4000

April 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09061G101	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,188,300 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,188,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,188,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.49%
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 09061G101	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,118,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,118,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,118,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.73%
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 09061G101	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 5,306,300 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 5,306,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.22%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock (the “Shares”), of BioMarin Pharmaceutical Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 105 Digital Drive, Novato, California 94949.

Item 2.	Identity and Background.

(a) This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, OrbiMed Capital LLC, a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c) OrbiMed Advisors LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as investment adviser or general partner to certain clients which hold Shares of the Issuer, as more particularly described in Item 3 below. OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

OrbiMed Capital LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as general partner to certain limited partnerships as more particularly described in Item 3 below. OrbiMed Capital LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital LLC.

The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital LLC are set forth on Schedules I and II, attached hereto. Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address (or residence address where indicated);

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

Page 5 of 12 Pages

activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Considerations.

Prior to April 15, 2005, pursuant to the discretionary investment management authority of OrbiMed Advisors LLC and OrbiMed Capital LLC under their respective investment advisory contracts and limited partnership agreements with or relating to Caduceus Capital Master Fund Limited, Caduceus Capital II, L.P., UBS Eucalyptus Fund, LLC, PaineWebber Eucalyptus Fund, Ltd., HFR SHC Aggressive Fund, Knightsbridge Post Venture IV L.P., Knightsbridge Integrated Holdings, V, LP, Knightsbridge Netherlands II, L.P., Knightsbridge Integrated Holdings IV Post Venture, LP, Knightsbridge Post Venture III, LP, Knightsbridge Netherlands I LP, Knightsbridge Netherlands III, LP, Knightsbridge Integrated Holdings II Limited, Knightsbridge Venture Capital IV, L.P., Knightsbridge Venture Capital III LP, Knightsbridge Venture Capital VI, L.P., Finsbury Worldwide Pharmaceutical Trust PLC and PHARMA/wHealth caused these clients to purchase 5,306,300 Shares of the Issuer. The authority referenced in the preceding sentence included in each case authority to vote, purchase and/or sell securities held by or on behalf of such entities, including those Shares of the Issuer referenced in that sentence.

Following the above transactions, Isaly, as the owner of a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital LLC, is the beneficial owner of approximately 8.22% of the outstanding Shares of the Issuer. OrbiMed Advisors LLC is the beneficial owner of approximately 6.49% of the outstanding Shares of the Issuer and OrbiMed Capital LLC is the beneficial owner of approximately 1.73% of the outstanding Shares of the Issuer.

None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer since April 14, 2005.

Item 4.	Purpose of Transaction.

This filing is being made by the Reporting Persons because Caduceus Capital Master Fund Limited and Caduceus Capital II, L.P., two of the funds over which the Reporting Persons hold discretionary investment management authority, notified the Issuer by facsimile and by hand on April 15, 2005 of their intention to propose the nomination of three directors for election at the forthcoming 2005 annual meeting of the Issuer’s stockholders. A copy of the notification letter to Issuer is attached hereto as Exhibit B. As a result, the Reporting Persons may be deemed to hold the Shares with the purpose or effect of changing or influencing control of the Issuer. The Reporting Persons disclaim that they hold the Shares with such purpose.

Page 6 of 12 Pages

The nominees and a summary of their experience follows, and a full description is provided in the letter attached as Exhibit B:

1.	Richard B. Brewer, who is the founder of a management advisory and investment firm and who, from 1998 to 2004, was Chief Executive Officer and President of Scios Inc., a biopharmaceutical company.

2.	Joseph Klein, III, who is Managing Director of Gauss Capital Advisors, LLC, a financial consulting and investment advisory firm, which he founded in March 1998.

3.	Alan J. Lewis, who is President of Celgene Signal Research, a wholly owned subsidiary of the Celgene Corporation.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY THE REPORTING PERSONS FROM THE STOCKHOLDERS OF BIOMARIN PHARMACEUTICAL INC. FOR USE AT ITS ANNUAL MEETING (A) WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (B) WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WHICH WILL BE MAILED TO STOCKHOLDERS OF BIOMARIN PHARMACEUTICAL INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of this date of this filing, OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Common Stock described in Item 3. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 8.22% of the issued and outstanding Shares. As described above in Item 2, Isaly owns, pursuant to the terms of the limited liability company agreement of each of OrbiMed Advisors LLC and OrbiMed Capital LLC, a controlling interest in the outstanding limited liability company interests of such entity. As a result, Isaly, OrbiMed Advisors LLC and OrbiMed Capital LLC share power to direct the vote and to direct the disposition of the Common Stock described in Item 3.

(c) The following tables set forth all transactions with respect to the Shares, effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were effected in the open market, and the tables include commissions paid in per share prices.

Name	Date	No. of Shares Purchased	Price Per Share ($)
OrbiMed Advisors LLC	03/04/05	1,100	5.25
OrbiMed Advisors LLC	03/04/05	9,500	5.25
OrbiMed Advisors LLC	03/04/05	1,900	5.25
OrbiMed Advisors LLC	03/04/05	1,500	5.25
OrbiMed Advisors LLC	04/08/05	800	5.06
OrbiMed Advisors LLC	04/14/05	41,000	5.10
OrbiMed Capital LLC	04/07/05	18,000	5.31

Page 7 of 12 Pages

Name	Date	No. of Shares Sold	Price Per Share ($)
OrbiMed Advisors LLC	04/12/05	600	4.98
OrbiMed Advisors LLC	04/12/05	3,700	4.97
OrbiMed Advisors LLC	04/12/05	1,200	4.97
OrbiMed Advisors LLC	04/12/05	600	4.98
OrbiMed Capital LLC	02/17/05	43,900	5.58
OrbiMed Capital LLC	02/22/05	15,400	5.01
OrbiMed Capital LLC	02/22/05	27,200	5.01

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description

A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly

B.	Letter to Issuer dated April 15, 2005

Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2005

OrbiMed Advisors LLC

By:	/s/ SAMUEL D. ISALY
Name:	Samuel D. Isaly
Title:	Managing Partner

OrbiMed Capital LLC

By:	/s/ SAMUEL D. ISALY
Name:	Samuel D. Isaly
Title:	Managing Partner

By:	/s/ SAMUEL D. ISALY
Name:	Samuel D. Isaly

Page 9 of 12 Pages

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Partner	Partner OrbiMed Advisors LLC

Michael Sheffery	Partner	Partner OrbiMed Advisors LLC

Carl L. Gordon	Partner	Partner OrbiMed Advisors LLC

Sven Borho German and Swedish Citizen	Partner	Partner OrbiMed Advisors LLC

Jonathan T. Silverstein	Partner	Partner OrbiMed Advisors LLC

Eric A. Bittelman	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Page 10 of 12 Pages

Schedule II

The name and present principal occupation of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Partner	Partner OrbiMed Capital LLC

Michael Sheffery	Partner	Partner OrbiMed Capital LLC

Carl L. Gordon	Partner	Partner OrbiMed Capital LLC

Sven Borho German and Swedish Citizen	Partner	Partner OrbiMed Capital LLC

Jonathan T. Silverstein	Partner	Partner OrbiMed Capital LLC

Eric A. Bittelman	Chief Financial Officer	Chief Financial Officer OrbiMed Capital LLC

Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit	Description	Page No.

A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital, LLC and Samuel D. Isaly	A-1

B.	Letter to Issuer dated April 15, 2005	B-1

Page 12 of 12 Pages